UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, May 12, 2014 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 1Q14 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 1Q13, unless otherwise stated.

CPFL ENERGIA ANNOUNCES 1Q14 NET INCOME

OF R$ 174 MILLION

Indicators (R$ Million)	1Q14	1Q13	Var.
Sales within the Concession Area - GWh	15,507	14,491	7.0%
Captive Market	11,355	10,414	9.0%
TUSD	4,153	4,077	1.9%
Commercialization and Generation Sales - GWh	3,995	4,344	-8.0%
Gross Operating Revenue(1)	5,027	4,713	6.7%
Net Operating Revenue(1)	3,739	3,457	8.2%
EBITDA (IFRS)(2)	787	1,055	-25.4%
Adjusted EBITDA(3)	1,086	1,081	0.5%
Net Income (IFRS)	174	405	-57.0%
Adjusted Net Income(4)	396	429	-7.9%
Investments	240	532	-54.9%

Notes:

(1)     Disregard construction revenues;

(2)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions, as CVM Instruction no. 527/12;

(3)     Adjusted EBITDA considers, besides the items mentioned on note (2) above, the regulatory assets and liabilities and excludes the non-recurring effects;

(4)     Adjusted Net Income considers the regulatory assets and liabilities and excludes the non-recurring effects.

1Q14 HIGHLIGHTS

•  Increase of 7.0% in sales in the concession area - residential (+13.5%) and commercial (+11.3%)

•  Disbursement from sector fund (CDE) in the amount of R$ 1,170 million in 1Q14, to cover the involuntary exposure and thermal dispatch

•  Commercialization and Services - EBITDA  of R$ 77 million in 1Q14

•  Re-contracting of Semesa‘s energy with Furnas  for 14 additional years (until the end of the concession)

•  CPFL Renováveis expansion: (i) CADE  (Apr/14) and ANEEL  (May/14) approvals, related to the joint venture with DESA, and (ii) completion of construction of Macacos I wind complex (May/14)

•  Investments  of R$ 240 million in 1Q14

•  Payment on May 08 of R$ 568 million (R$ 0.59/share) in complementary dividends, related to 2H13, with dividend yield of 4.8% (LTM)

•  Economic tariff readjustment of  17.18%  for CPFL Paulista, in Apr/14

•  Increase of 16.6%  in the daily average volume (BM&FBOVESPA + NYSE), reaching R$ 44.4 million; increase of 59.9%  in the number of trades (BM&FBOVESPA), reaching a daily average of 6,292

•  CPFL Telecom implementation: coverage of 10 cities and 544 km of implemented networks

INDEX

1) MESSAGE FROM THE CEO	4

2) MACROECONOMIC CONTEXT	6

3) ENERGY SALES	11
3.1) Sales within the Distributors’ Concession Area	11
3.1.1) Sales by segment – Concession Area	12
3.1.2) Sales to the Captive Market	12
3.1.3) TUSD	12
3.2) Commercialization and Generation Sales – Excluding Related Parties	13

4) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL
STATEMENTS CONSOLIDATION	14
4.1) Consolidation of CPFL Renováveis Financial Statements	15
4.2) Presentation of adjusted figures	16

5) ECONOMIC-FINANCIAL PERFORMANCE	16
5.1) Operating Revenue	16
5.2) Cost of Electric Energy	17
5.3) Operating Costs and Expenses	18
5.4) Regulatory Assets and Liabilities	19
5.5) EBITDA	19
5.6) Financial Result	19
5.7) Net Income	20

6) DEBT	20
6.1) Financial Debt (Including Hedge)	20
6.2) Debt Amortization Schedule	22
6.3) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)	23
6.4) Net Debt and Leverage	25

7) INVESTMENTS	25

8) DIVIDENDS	27

9) STOCK MARKET	27
9.1) Share Performance	27
9.2) Average Daily Volume	28
9.3) Ratings	29

10) CORPORATE GOVERNANCE	29

11) CURRENT SHAREHOLDERS STRUCTURE – 03/31/2014	30

12) PERFORMANCE OF THE BUSINESS SEGMENTS	31
12.1) Distribution Segment	31
12.1.1) Economic-Financial Performance	31
12.1.2) Annual Tariff Adjustment	35

12.1.3) 2013 Extraordinary Tariff Adjustment (RTE)	36
12.1.4) Operating Performance of the Distribution Segment	36
12.2) Commercialization and Services Segment	37
12.3) Conventional Generation Segment	38
12.3.1) Economic-Financial Performance	38
12.4) CPFL Renováveis	40
12.4.1) Economic-Financial Performance	40
12.4.2) Status of Generation Projects	42

13) ATTACHMENTS	43
13.1) Statement of Assets – CPFL Energia	43
13.2) Statement of Liabilities – CPFL Energia	44
13.3) Income Statement – CPFL Energia	45
13.4) Income Statement – CPFL Energia (Managerial)	46
13.5) Cash Flow – CPFL Energia	47
13.6) Income Statement – Segment of Conventional Generation	48
13.7) Income Statement – CPFL Renováveis	49
13.8) Income Statement – Consolidated Distribution Segment	50
13.9) Economic-Financial Performance – Distributors	51
13.10) Sales within the Concession Area by Distributor (in GWh)	53
13.11) Sales to the Captive Market by Distributor (in GWh)	54

1) MESSAGE FROM THE CEO

The adverse hydrological scenario continued to hamper the recovery of reservoirs during the wet period of the year. In Brazil’s Southeast/Midwest subsystem, which represents around 70% of the country’s storage capacity, the period from January to April 2014 registered the 3rd worst flow of hydropower in 84 years. In the Northeast, it was the 2nd worst flow. As a result, the National Electricity System Operator (ONS), envisioning an adverse operating scenario, ordered the thermal power plants in Brazil’s energy grid to supply their entire energy generation in order to save water in the reservoirs of hydroelectric plants. Consequently, spot market energy prices reached the ceiling in February and remained there until late April.

Energy distributors, on the other hand, were exposed to the spot market due to the insufficient allocation of quotas by Provisional Presidential Decree (MP) 579 in late 2012, and the partial frustration in the recontracting of energy during the auction of existing energy (A-1) in December 2013.  Consequently, the distribution segment came under heavy pressure on working capital since nearly 3,600 average MW of energy was being settled at a price of over R$ 800/MWh. In this stressful scenario, CPFL Energia, together with the Brazilian Association of Electricity Distributors (ABRADEE), led negotiations with the federal government and the energy regulatory agency ANEEL to mitigate the impacts of the increase in spot prices on energy distributors. These efforts resulted in the announcement of a package in March 2014, which included financial aid of R$ 1.2 billion from the National Treasury, the creation of an ACR account pursuant to Decree 8,221/14, and the holding of an Auction A at the end of April for the immediate contracting of energy for terms until December 2019.

Under the ACR Account mechanism, the Electric Power Trading Chamber (CCEE) will raise R$ 11.2 billion from a syndicate of banks to absorb the transfers of high energy acquisition costs to the final consumer. A sum of R$ 4.7 billion had already been passed on to distributors through this mechanism. For March, the amount determined by ANEEL stands at R$ 3.3 billion.  In 1Q14, CPFL Energia received R$ 167 million from the Treasury to cover the involuntary exposure of over R$ 677 million in January, through the ACR Account, pertaining to the thermal dispatches and involuntary exposure in February. For March, ANEEL has determined the transfer of R$ 439 million.

At the Auction A, the company contracted a little over 2,000 average MW at an average price of R$ 268.33/MWh. It is estimated that, given the seasonality of the distributors’ load, this amount will be sufficient to cover around 85% of the involuntary exposure that the companies will still be subject to until the end of 2014, thus significantly reducing the costs of acquiring energy in the spot market.

In the beginning of April, our subsidiary CPFL Paulista, which accounts for nearly half of the results of the Group’s distribution segment, carried out its annual tariff increase (RTA). The result was an average impact of 17.18% on energy tariffs, essentially on account of the increase in the non-manageable portion, that is, energy acquisition costs. The difference in relation to our initial demand of about 26% is mainly due to the coverage of costs announced by Decree 8,221/14 and the reduction in the Energy Development Account (CDE) quota determined by ANEEL.

I wish to highlight the recontracting of energy from the Serra da Mesa (Semesa) Hydroelectric Plant. The original contract, with Furnas Centrais Elétricas S.A., expired on March 31, 2014. Consequently, we analyzed a few possibilities for recontracting this portion of energy, of around 345.4 average MW. We then decided to renew the contract with the same party, fixing the price at R$ 156.70/MWh, net of charges, as of April 2014, until the exploration rights held by CPFL Geração for this portion of energy expire in 2028. The equivalent gross price, including the respective industry charges, is R$ 182.90/MWh. Our strategy was based on contracting for the long term, with the priority being on stable cash flows and on minimizing volatility in our generation company.

In the distribution segment, sales in our concession area registered the highest year-on-year growth in the company’s history: 7.0% compared to 6.0% growth across Brazil. The residential and commercial segments registered growth of 13.5% and 11.3%, respectively, strongly influenced by the heat wave that swept across the country early this year.

I wish to also highlight the results from our commercialization and services segment, thanks to the right strategy adopted in the first quarter: due to the price pressures in the spot market, in the Commercialization area, we contracted more energy than our delivery commitments and settled the surplus in the spot market. We also accelerated the portfolio of works at CPFL Serviços, thus diluting fixed costs and gaining scale. The result of this strategy was an EBITDA of R$ 77 million in 1Q14, which is more than the EBITDA from the whole of 2013.

Our subsidiary CPFL Renováveis is continuing its full-fledged expansion: we inaugurated the Atlântica Wind Farm Complex, in southern Brazil, which has 120-meter towers and wind turbines with installed capacity of 3 MW, and is one of the biggest and most modern wind farms in Brazil. We also concluded the acquisition of the Rosa dos Ventos wind farms, which have an installed capacity of 13.7 MW. As a result, our asset portfolio grew 23% in relation to 1Q13. We also concluded construction of the Macacos I wind farm complex, which is awaiting ANEEL’s dispatch to start billing its energy.

As for debt, our net leverage stood at 3.58x according to the criterion in the financial covenants, which adds up the variation in the regulatory assets and liabilities, and adjusts our stake in each of the generation assets. This leverage represents a degree of stability in relation to the 3.59x reported at the end of 2013. We had a healthy cash position of R$ 4.2 billion, which is sufficient to cover more than three times our short-term liabilities. The average term of our debt is longer than four years and only 8% of it matures in the next 12 months. Our strategy is to maintain a comfortable level of liquidity, which can enable us to smoothly go through turbulent and adverse times such as this.

We will certainly have a difficult and volatile year ahead.  On the other hand, it is precisely in adverse environments that opportunities arise. That is why I have been working together with my entire team to place CPFL Energia at the forefront, trying to anticipate market developments and adopting a solid and conservative financial strategy. Our aim in this regard is to implement actions that are focused on the long term and which generate value for our shareholders continuously and in a sustainable manner.

Wilson Ferreira Jr.

CEO of CPFL Energia

2) MACROECONOMIC CONTEXT

Despite the winter storms that hit North America and withdrew dynamism of industry and sales earlier this year, the U.S. economy seems to have found the path to recovery and is expected to grow 2.8% in 2014, 0.9 p.p. higher than in 2013. Recovery of investments in the context of improved business and consumer confidence, higher retail sales and positive performance in labor market help explain this scenario. The uncertainties are due to FED movements (dissensions regarding the timing and speed of normalization of monetary conditions), which may raise interest rates, slow down the real estate industry and increase volatility in emerging markets’ currencies.

In the European Union, economic activity is moving towards a positive result in 2014, after two years of recession. However, there is still the risk of deflation, in a context in which idleness in industrial segment remains expressive. Unemployment is still high and the real income of population, stagnant.

In Asia, the scenario of soft economic slowdown in Chinese economy remains. To prevent it from being higher than expected, new state investments in railways and water and sewer segments were announced. The expectation for Chinese GDP is a 7.5% growth in 2014.

For the world economy, it is expected a growth of 3.6% in 2014, compared to 3.0% in 2013.

Forecasts for 2014 and 2015 GDP (%) | selected economies

Source: IMF

In Brazil, the industry sector remains oscillating and has accumulated growth of 0.4% in the 1Q14, compared to the same period of 2013, and growth of 2.1% in the last twelve months, reinforcing the trend of less impetus in industrial activity in recent years.

Total income and retail sales, in turn, have positive results in 2014. Total income grew 3.8% in 1Q14, compared to 1Q13, while retail sales were up by 7.4%1 in the first two months of the year, compared to the same period of 2013. Although signaling an accommodation trend, these indicators remain influenced by the improved conditions for credit and income in recent years.

The indicators available so far point to a slowdown in activity this year. It is estimated that Brazilian GDP will be up by 1.7% in 20142, compared to 2.3% in 2013, depending on the accommodation of the total income, the deterioration in confidence indicators, the high inventory in industry sector, the squeezed credit conditions and the uncertainty regarding the monetary policy. However, the improvement in external environment, favored by new impetus in international trade, should cheer economic activity out. For 2015, forecasts indicate a GDP growth of 1.9%.

1Data from March 2014 are not available yet.

2FOCUS Report, 05/02/2014.

Evolution of Brazilian GDP | Annual growth (%)

Source: IBGE

Temperatures hit record highs and boost consumption in the residential and commercial segments in 1Q14

In 1Q14, the consumption of the residential and commercial segments, observed in the regions served by CPFL Energia, showed high growth rates, especially in the month of February.

Monthly growth of residential and commercial segments | %

These high rates are due to unusually high temperatures for the period, which affected the whole country; some cities had record highs. This variation was mainly caused by a "high pressure system", rather atypical climatic phenomenon that occurred in Brazil in January and February, causing a significant reduction in rainfall and increase in temperature.

The chart below shows significant deviations in the quarter, between the observed temperatures and its historical average, in some cities served by CPFL Energia.

Temperature 1Q14 - CDD | Deviations to historical average

Source: Somar

One way to demonstrate how temperature can affect energy consumption is the analysis of CDD (cooling degree days) metrics. It is an index calculated from the sum, day by day, of the values that correspond to the positive difference between the average daily temperature and the threshold of 18 ºC. It takes into account that the average daily temperature above 18 °C triggers the need for energy consumption for cooling, increasing the consumption of refrigeration and air conditioning equipments present mainly in residential and commercial consumers.

As can be seen in the chart below, the degrees accumulated above the threshold stipulated by the methodology amounted to 715oC in Campinas-SP and 466oC in the city of Caxias do Sul-RS during the 1Q14. This volume is much higher than observed in the previous years, during the period from January to March, which highlights the atypicality of 2014.

Accumulated CDD in 1Q | oC

Source: Somar

The record high temperatures observed in 1Q14 demanded higher energy consumption in residences. This effect can also be seen in a breakdown of the factors that stimulate residential consumption by (i) economic effects, (ii) temperature effects and (iii) others3. In the chart below, we see a peak of consumption in early 2014, reflecting the weather conditions of the period.

Breakdown of consumption/residential consumers in CPFL Energia | (kWh/month)

This is because about 36% of the consumption of a residence is positively related to higher temperatures. The refrigerator and freezer are responsible for 23% of the average consumption of a typical residence in the concession area of CPFL Paulista and CPFL Piratininga; the fan and the air conditioner contribute with 13% of consumption. On the other hand, the shower (19% of consumption) tends to consume less power when the temperature rises. Among the other equipment - lighting (15%), television (10%) and others (20%) – there is no influence of temperature.

Residential consumption breakdown by equipment | CPFL Paulista and CPFL Piratininga (2013)

Source: CPFL Energia Ownership and Habits Survey and Procel

3Portion which is not explained by weather and economic variables.

Based on these data, it was possible to estimate the average monthly consumption of the typical residence during the Summer and the Winter. The power consumption of the fan and/or air conditioning is about 41.2 kWh/month in Summer and nonexistent in Winter. The consumption of refrigerators and freezers reaches 64.7 kWh/month during the Summer, an amount about 2.3 times higher than that recorded by the same equipment in Winter (27.7 kWh/month). The shower, in turn, has a consumption 43% lower (32.3 kWh/month during Summer versus 56.7 kWh/month during Winter). Other equipment reach 98.8 kWh/month and do not vary depending on the season of the year.

Estimated monthly average consumption of electric equipment during Summer and Winter (kWh) | CPFL Paulista and CPFL Piratininga

Source: CPFL Energia Ownership and Habits Survey and Procel

3) ENERGY SALES

3.1) Sales within the Distributors’ Concession Area

In 1Q14, Sales within the concession area, achieved by the distribution segment, totaled15,507 GWh, an increase of 7.0%.

Sales within the Concession Area - GWh
	1Q14	1Q13	Var.
Captive Market	11,355	10,414	9.0%
TUSD	4,153	4,077	1.9%
Total	15,507	14,491	7.0%

In 1Q14, sales to the captive market totaled 11,355 GWh, an increase of 9.0%. The energy volume, in GWh, consumed by free customers in the distributors’ concession areas, billed through the Distribution System Usage Tariff (TUSD), reached 4,153 GWh in 1Q14, an increase of 1.9%, reflecting the migration of customers from captive market to the free market.

Sales within the Concession Area - GWh
	1Q14	1Q13	Var.	Part.
Residential	4,462	3,932	13.5%	28.8%
Industrial	6,056	6,083	-0.4%	39.1%
Commercial	2,715	2,439	11.3%	17.5%
Others	2,273	2,037	11.6%	14.7%
Total	15,507	14,491	7.0%	100.0%

Noteworthy in 1Q14, in the concession area:

•           Residential and commercial segments (28.8% and 17.5% of total sales, respectively): up by 13.5% and 11.3%, respectively, favored mainly by the high temperatures observed in CPFL Energia concession area, and the accumulated effects of the good performance of employment and income, with the consequent increase in retail sales and, in particular, sales of home appliances (for more details see chapter 2);

•           Industrial segment (39.1% of total sales): decrease of 0.4%, confirming the slower pace of recovery in the world economy and, consequently, the industrial production. It is worthy noting once more the good performance of RGE, where the industrial consumption grew 2.0%, and CPFL Sul Paulista, with an increase of 54.5% due to the expansion of a large consumer.

3.1.1) Sales by segment – Concession Area

3.1.2) Sales to the Captive Market

Sales to the Captive Market - GWh
	1Q14	1Q13	Var.
Residential	4,462	3,932	13.5%
Industrial	2,152	2,204	-2.3%
Commercial	2,515	2,283	10.2%
Others	2,225	1,996	11.5%
Total	11,355	10,414	9.0%

Note: The tables with captive market sales by distributor are attached to this report in item 13.11.

The significant increase in sales to the captive market is mainly due to the high temperatures recorded in areas served by CPFL Energia. Lower sales in the industrial segment, in turn, reflect the migration of customers to the free market and the poor performance of the segment, as mentioned before.

3.1.3) TUSD

TUSD - GWh
	1Q14	1Q13	Var.
Industrial	3,904	3,879	0.7%
Commercial	200	157	27.8%
Others	48	41	17.3%
Total	4,153	4,077	1.9%

TUSD by Distributor - GWh
	1Q14	1Q13	Var.
CPFL Paulista	2,023	1,984	2.0%
CPFL Piratininga	1,530	1,537	-0.5%
RGE	497	469	6.0%
CPFL Santa Cruz	12	11	6.7%
CPFL Jaguari	18	27	-32.9%
CPFL Mococa	7	7	5.3%
CPFL Leste Paulista	12	14	-10.3%
CPFL Sul Paulista	54	28	89.3%
Total	4,153	4,077	1.9%

3.2) Commercialization and Generation Sales – Excluding Related Parties

Considering pro forma amounts, for purposes of management analysis only, in which the generation assets are accounted for according to CPFL Energia’s stake in each project, commercialization and generation sales decreased by 8.7% to 3,645 GWh in 1Q14.

Commercialization and Generation Sales - GWh - pro forma
	1Q14	1Q13	Var.
Renewable	485	408	18.9%
Commercialization and Conventional Generation	3,161	3,586	-11.9%
Total	3,645	3,994	-8.7%

Notes: Excludes sales to related parties and in the CCEE. Take into account proportional consolidation of all generation assets (conventional and renewable). Take into account the provision adjustment of -13 GWh in1Q13.

This variation is due to:

(i)            lower sales in bilateral agreements and free consumers in the commercialization segment. Although the number of consumers in the portfolio has increased from 262 in 1Q13 to 283 in 1Q14, the consumption of these consumers have not shown significant growth on the relative stagnation of the industrial sector and the difficulties imposed by the adverse energy scenario. Likewise, the uncertainty regarding the regulatory environment inhibited negotiations between traders, especially short-term contracts, reducing the volume negotiated in bilateral agreements;

Partially off-set by:

(ii)           the increase in sales of CPFL Renováveis mainly due to the entry into operation of Atlântica and Campo dos Ventos II wind complexes and Coopcana and Alvorada biomass TPPs,  and the conclusion of the acquisition of Rosa dos Ventos wind farms.

4) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described bellow. Except for: (i) the jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, that, as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements, being their assets, liabilities and results accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of March 31, 2014 and 2013, and December 31, 2013, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries Ceran, Paulista Lajeado and CPFL Renováveis.

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	234	4,035	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior and coast of São Paulo	27	1,584	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,408	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of S. Paulo and Paraná	27	198	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of São Paulo	7	55	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of São Paulo	2	37	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of São Paulo	5	80	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of S. Paulo and Minas Gerais	4	44	16 years	July 2015

Installed capacity
Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo and Goiás	1 Hydroelectric, 1 SHPs and 1 Thermal	694 MW	694 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
Foz do Chapecó Energia S.A. ("Foz do Chapecó")(1)	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW
Campos Novos Energia S.A. ("ENERCAN")(1)	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW
BAESA - Energética Barra Grande S.A. ("BAESA")(1)	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A. ("EPASA")(1)	Private corporation	Indirect 52.75%	Paraíba	2 Thermals	342 MW	195 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93%(2)	Tocantins	1 Hydroelectric	903 MW	63 MW
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 63%	São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul	See item 12.4.2	See item 12.4.2	See item 12.4.2
CPFL Centrais Geradoras Ltda. ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo	9 SHPs	24 MW	24 MW

Notes:

(1)     Due to changes in the accounting standards, these companies are treated as joint arrangements and as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements. Their assets, liabilities and results are accounted for using the equity method of accounting;

(2)       Paulista Lajeado has a 7% stake in the installed capacity of Investco S.A..

Energy commercialization and services	Company Type	Core activity	Equity Interest

CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda. ("Nect")(1)	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")(2)	Limited company	Billing and collection services	Direct 100%
CPFL Telecom S.A. ("CPFL Telecom")(3)	Private corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A.	Private corporation	Electric energy transmission services	Indirect 100%

Notes:

(1)     Former Chumpitaz Serviços S.A.;

(2)     Former CPFL Bio Anicuns S.A.;

(3)     Former CPFL Bio Itapaci S.A..

Other	Company Type	Core activity	Equity Interest

CPFL Jaguariúna Participações Ltda. ("CPFL Jaguariúna")	Limited company	Venture capital company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%
CPFL Participações S.A.	Private corporation	Venture capital company	Direct 100%

4.1) Consolidation of CPFL Renováveis Financial Statements

On March 31, 2014, CPFL Energia indirectly held 58.83% of CPFL Renováveis, through its subsidiary CPFL Geração.

CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

4.2) Presentation of adjusted figures

As of the 1Q14, the presentation of adjusted figures will be considering similar holdings in each of the assets in which CPFL Energia has a stake. Therefore, the result of adjusted figures already excludes non-controlling shareholders’ interests.

5) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (Pro-forma - R$ Thousands)
	1Q14	1Q13	Var.
Gross Operating Revenue (IFRS)(1)	5,027,053	4,713,359	6.7%
Adjusted Gross Operating Revenue(1)	5,105,948	4,793,957	6.5%
Net Operating Revenue (IFRS)(1)	3,738,540	3,456,798	8.2%
Adjusted Net Operating Revenue(1)	3,827,179	3,516,790	8.8%
Cost of Electric Power (IFRS)	(2,552,244)	(1,901,112)	34.3%
Operating Costs & Expenses (IFRS)	(937,733)	(1,026,502)	-8.6%
EBIT (IFRS)	437,333	787,812	-44.5%
EBITDA (IFRS)(2)	787,301	1,054,967	-25.4%
Adjusted EBITDA (3)	1,085,621	1,080,642	0.5%
Financial Income (Expense) (IFRS)	(222,905)	(143,648)	55.2%
Income Before Taxes (IFRS)	285,503	650,420	-56.1%
Net Income (IFRS)	174,401	405,302	-57.0%
Adjusted Net Income(4)	395,536	429,472	-7.9%

Notes:

(1)    Disregard construction revenues;

(2)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12;

(3)    Adjusted EBITDA  considers, besides the items mentioned above, the regulatory assets and liabilities and excludes the non-recurring effects;

(4)    Adjusted Net Income  considers the regulatory assets and liabilities and excludes the non-recurring effects.

5.1) Operating Revenue

Disregarding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue (IFRS) reached R$ 5,027 million in 1Q14, a increase of 6.7% (R$ 314 million). The Managerial Gross Operating Revenue was of R$ 5,106 million, a increase of 6.5% (R$ 312 million).

Net Operating revenue (IFRS disregarding the revenue from building the infrastructure of the concession) reached R$ 3,739 million in 1Q14, a increase of 8.2% (R$ 282 million). The Managerial Net Operating Revenue amounted to R$ 3,827 million, a increase of 8.8% (R$ 310 million).

The increase in net operating revenue, already considering revenue eliminations, was mainly caused by the following factors:

•        Increase of R$ 250 million in the revenues from the Distribution segment (for more details, see item 12.1.1);

•        Increase in the revenue from the Conventional Generation segment, in the amount of R$ 50 million;

•          Increase in the revenue from CPFL Renováveis, in the amount of R$ 30 million;

Partially offset by:

•        Reduction in the revenue from the Commercialization and Services segment, in the amount of R$ 44 million;

5.2) Cost of Electric Energy

The cost of electric energy (IFRS), comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 2,552 million in 1Q14, representing a reduction of 34.3% (R$ 651 million).

•      The cost of electric power purchased for resale in 1Q14 was R$ 2,354 million, representing an increase of 32.6% (R$ 581 million), due to the following effects:

         (i)   Increase in the cost of short-term energy purchase (R$ 1,218 million) due to the increase of 105.9% in the average purchase price and of 234.8% (1,634 GWh) in the quantity of the energy purchased. In part, this increase is caused by the purchase energy for Atlantica Wind Complex (R$ 26 million) and 3 SHPP´s (Três Saltos, Americana e Socorro) (R$ 39 million), from CPFL Renováveis, to meet their contractual obligations in the power purchase agreements and CPFL Geração by the exposure to the Energy Reallocatin Mechanism (“MRE”)  – Generation Scaling Factor (GSF)  - (R$ 22 million)  – Non-recurring;

        (ii)   Increase in the cost of energy purchased through auction in the regulated environment and bilateral contracts (R$ 109 million), mainly caused by the increase of 6.0% in the average purchase price partially offset by the reduction of 6.9% (751 GWh) in the volume of purchased energy;

       (iii)   Increase in the cost of energy from Itaipu (R$ 47 million), mainly due to the 18.3% increase in the average purchase price partially offset by the reduction of 1.9% (50 GWh) in the volume of purchased energy;

      (iv)   Increase in the PROINFA cost (R$ 4 million), due to the 7.3% in the average purchase price;

Partially offset by:

       (v)   Resources from the CDE in the amount of R$ 738 million;

      (vi)   Increase in PIS and Cofins tax credits, generated from the energy purchase (R$ 60 million).

•         Charges for the use of the transmission and distribution system reached R$ 192 million in 1Q14, a 57.7% increase (R$ 70 million), due to the following factors:

          (i)        Reduction of 100% (R$ 266 million) in the resources from the CDE – Decree 7,945/13;

         (ii)        Increase of 15.3% in the basic network charges (R$ 20 million);

     Partially offset by:

        (iii)        Reduction of 84.9% in the system service usage charges – ESS (R$ 207 million);

       (iv)        Reduction of 18.1% in the charges of use of the distribution system (R$ 2 million)

        (v)        Increase in PIS and Cofins tax credits, generated from the tax charges (R$ 6 million);

5.3) Operating Costs and Expenses

Operating costs and expenses (IFRS + Construction Cost) were R$ 938 million in 1Q14, registering a reduction of 8.7% (R$ 89 million), due to the following factors:

•      Reduction of 27.0% (R$ 70 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 189 million in 1Q14, has its counterpart in the “operating revenue”;

•         Reduction of 41.4% in the Private Pension Fund expenses (R$ 8 million).

•      The PMSO item, that reached R$ 458 million in 1Q14, compared to R$ 486 million in 1Q13, registering a decrease of 5.8% (R$ 28 million).

Partially offset by:

•         Depreciation and Amortization, which represented a increase of 6.8% (R$ 18 million), mainly due to an increase of R$ 16 million in CPFL Renováveis: (i) an increase of R$ 7 million for depreciation of assets that went into operation in 2013; and (ii) the increase from the review of the live cycle of the assets, with effect from R$ 5 million.

The table below lists the main variations in PMSO:

MANAGERIAL ADJUSTMENTS ON PMSO, FOR COMPARISON PURPOSES (in millions of Reais)
	1Q14	1Q13	Variation
			R$ MM	%
Reported PMSO (IFRS)
Personnel	(196.7)	(178.0)	(18.7)	10.5%
Material	(27.9)	(25.0)	(2.9)	11.7%
Outsourced Services	(119.4)	(122.3)	3.0	-2.4%
Other Operating Costs/Expenses	(114.4)	(161.2)	46.8	-29.0%
Reported PMSO (IFRS) - (A)	(458.3)	(486.4)	28.1	-5.8%
Non-recurring effects
Non-recurring increase on the legal and judicial expenses and indemnities	-	(73.2)	73.2	-
(=) Total non-recurring effects (B)	-	(73.2)	73.2	-
Other adjustments (that need to be excluded for comparison purposes)
PMSO related to the business expansion of CPFL Serviços, CPFL Atende, CPFL Total and Nect	(47.6)	(35.8)	(11.8)	33.0%
* Others adjustments	(34.3)	(10.8)	(23.6)	218.4%
(=) Total other adjustments (C)	(81.9)	(46.6)	(35.4)	-
Adjusted PMSO
Personnel	(173.7)	(158.3)	(15.4)	9.7%
Material	(21.8)	(22.0)	0.2	-0.8%
Outsourced Services	(103.6)	(111.3)	7.7	-6.9%
Other Operating Costs/Expenses	(77.3)	(75.1)	(2.2)	2.9%
Total adjusted PMSO (A - B - C)	(376.4)	(366.6)	(9.8)	2.7%

* Disregarding Legal, judicial and indemnities provision for comparison purposes – R$ 84 million in 1Q13 and R$ 34 million in 1Q14.

Thus, the Adjusted PMSO in 1Q14 would reached R$ 376 million, compared to R$ 367 million in 1Q13, a increase of 2.7% (R$ 10 million). This PMSO variation is explained below:

       (i)        Personnel expenses, that recorded a increase of 9.7% (R$ 15 million), mainly due to the 2013 Collective Bargaining Agreement, that readjusted the wages by 6.9% in the average;

      (ii)        Other operational costs/expenses, that registered a increase of 2.9% (R$ 2 million) and;

     (iii)        Out-sourced services expenses, which registered a decrease of 6.9% (R$ 8 million)

5.4) Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented a net asset of R$ 181 million in 1Q14 and a net liability of R$ 147 million in 1Q13 (impact in EBITDA). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

5.5) EBITDA

1Q14 IFRS EBITDA reached R$ 787 million, registering a decrease of 25.4% (R$ 268 million). The adjusted EBITDA in 1Q14 registered R$ 1,086 million, compared to R$ 1,081 million in 1Q13, a increase of 0.46%.

5.6) Financial Result

The 1Q14 net financial expense (IFRS) was of R$ 223 million, an increase of 55.2% (R$ 79 million) compared to the net financial expense of R$ 144 million reported in 1Q13.

The items explaining these changes are as follows:

•         Financial Revenues: increase of R$ 73 million, from R$ 229 million in 1Q14 to R$ 155 million in 1Q13, mainly due to the following factors:

            (i)        Increase in the income from financial investments (R$ 50 million), due to the higher cash balance and the increase in the CDI Interbank rate;

           (ii)        Financial Revenue in the Distribution Companies due to the adjustment for distributors’ financial asset  (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa) in 1Q14 (R$ 27 million – positive variation);

          (iii)        Increase in update of escrow deposits (R$ 6 million), due to the increase in the CDI Interbank rate;

         (iv)        Increase in restatement of tax credits (R$ 3 million)

Partially offset by:

          (v)        Reduction in arrears of interest and fines and monetary and exchange restatement (R$ 8 million).

         (vi)        Reduction in other financial revenues (R$ 5 million);

•         Financial Expenses: increase of 51.0% (R$ 152 million), from R$ 299 million in 1Q13 to R$ 452 million in 1Q14, mainly due to the following factors:

            (i)        Increase of debt of charge (R$ 95 million), mainly due to the increase in the CDI Interbank rate;

           (ii)        Increase in monetary and exchange variations (R$ 52 million),

mainly due to the non-recurring effect of R$ 26 million related to the mark to market of the funding of financing (through Law No. 4131/62);

          (iii)        Increase in Other financial expenses (R$ 6 million);

5.7) Net Income

Net income (IFRS) in 1Q14 was R$ 174 million. Adjusted Net Income in 1Q14 registered R$ 396 million, a reduction of 7.9%. This result reflects mainly: (i) full implementation of the 3rd cycle of tariff review in the distribution companies CPFL Paulista and RGE and (ii) higher financial expenses due to the increase in the CDI Interbank rate.

6) DEBT

6.1) Financial Debt (Including Hedge)

Note: (*) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA.

CPFL Energia’s financial debt (including hedge), in IFRS criteria, reached R$ 17,511 million in 1Q14, increase of R$ 1,817 million, or 11.6%, compared to 1Q13. This increase in net debt is mainly a reflection of:

•         the increase in indebtedness due to the funding, net of amortizations, in the amount of R$ 1,144 million, in CPFL Energia (Holding) and the other Group companies;

•         the increase in the other charges, fundings and monetary and exchange rate updates (net of hedge) in the period, in the amount of R$ 673 million.

The main contributing funding and amortizations to the variation in the balance of financial debt described above were:

•         CPFL Renováveis: funding (BNDES and other financial institutions), net of amortizations, in the amount of R$ 316 million:

+      Funding of BNDES financing, in the amount of R$ 736 million;

+      Funding of financial institutions financing, in the amount of R$ 463 million;

-      Amortizations of BNDES financing, in the amount of R$ 352 million;

-      Amortization of financial institutions financing, in the amount of R$ 531 million.

•         Group’s Distributors: amortizations (BNDES and other financial institutions), net of funding, totaling R$ 737 million:

+      Funding of BNDES financing for CPFL Paulista (R$ 188 million), CPFL Piratininga (R$ 60 million), RGE (R$ 103 million), CPFL Santa Cruz (R$ 1 million) and CPFL Jaguariúna (R$ 4 million);

+      Funding of financial institutions financing for CPFL Paulista (R$ 1,106 million), CPFL Piratininga (R$ 413 million), RGE (R$ 205 million), CPFL Santa Cruz (R$ 53 million) and CPFL Jaguariúna (R$ 96 million);

-      Amortizations of BNDES financing for CPFL Paulista (R$ 148 million), CPFL Piratininga (R$ 83 million), RGE (R$ 73 million), CPFL Santa Cruz (R$ 24 million) and CPFL Jaguariúna (R$ 26 million);

-      Amortizations of financial institutions financing for CPFL Paulista (R$ 1,105 million), CPFL Piratininga (R$ 488 million), RGE (R$ 125 million), CPFL Santa Cruz (R$ 12 million) and CPFL Jaguariúna (R$ 42 million);

-      Amortizations of the debentures principal of CPFL Paulista’s (3rd Issuance of R$ 484 million), CPFL Piratininga’s (5rd Issuance of R$ 160 million) and RGE (3rd Issuance of R$ 197 million).

•         CPFL Geração and CERAN: funding, net of amortizations, totaling R$ 1,612 million:

+      Funding of financial institutions financing for CPFL Geração (R$ 693 million);

+      Debentures issuance by CPFL Geração (5th Issuance of R$ 1,092 million - due to corporate restructuring in CPFL Geração and CPFL Brasil - and 6th Issuance of R$ 460 million);

-      Amortizations of BNDES financing for CPFL Geração (R$ 7 million) and CERAN (R$ 14 million);

-      Amortizations of financial institutions financing for CPFL Geração (R$ 612 million).

•         CPFL Brasil and CPFL Serviços: amortizations, net of funding, totaling R$ 1,083 million:

+      Funding of BNDES financing for CPFL Serviços (R$ 23 million);

-      Amortizations of BNDES financing for CPFL Brasil (R$ 9 million) and CPFL Serviços (R$ 3 million);

-      Amortizations of financial institutions financing for CPFL Brasil (R$ 1 million) and CPFL Serviços (R$ 2 million);

-      Amortizations of the debentures principal of CPFL Brasil (2nd Issuance of R$ 1,092 million - due to corporate restructuring in CPFL Brasil and CPFL Geração).

•         CPFL Telecom and CPFL Transmissão Piracicaba: funding, net of amortizations, totaling R$ 46 million:

+      Funding of BNDES financing for CPFL Transmissão Piracicaba (R$ 8 million);

+      Funding of financial institutions financing for CPFL Telecom (R$ 38 million).

•         CPFL Energia (Holding): funding, net of amortizations, totaling R$ 990 million:

+      Debentures issuance by CPFL Energia (4th Issuance of R$ 1,290 million);

-      Amortization of the principal of CPFL Energia’s debentures (3rd Issuance of R$ 300 million).

Financial Debt - 1Q14 - IFRS (R$ Thousands)
	Charges		Principal		Total
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Local Currency
BNDES - Repowering	2	-	609	-	610	-	610
BNDES - Investment	18,089	-	874,242	4,025,703	892,332	4,025,703	4,918,034
BNDES - Income Assets	24	-	1,250	5,398	1,275	5,398	6,673
BNDES - Working Capital	-	-	-	-	-	-	-
Financial Institutions	54,160	55,531	427,643	1,537,785	481,803	1,593,316	2,075,119
Others	683	-	5,125	17,653	5,808	17,653	23,461
Subtotal	72,958	55,531	1,308,869	5,586,539	1,381,827	5,642,070	7,023,898

Foreign Currency
Financial Institutions	8,861	-	41,066	2,763,617	49,927	2,763,617	2,813,544
Subtotal	8,861	-	41,066	2,763,617	49,927	2,763,617	2,813,544

Debentures
CPFL Energia	44,966	-	-	1,288,280	44,966	1,288,280	1,333,246
CPFL Paulista	24,414	-	-	1,161,706	24,414	1,161,706	1,186,119
CPFL Piratininga	19,578	-	-	603,547	19,578	603,547	623,125
RGE	15,203	-	-	668,064	15,203	668,064	683,267
CPFL Santa Cruz	2,211	-	-	64,810	2,211	64,810	67,021
CPFL Brasil	8,257	-	-	227,501	8,257	227,501	235,758
CPFL Geração	82,281	-	-	2,489,686	82,281	2,489,686	2,571,967
CPFL Renováveis	19,468	39,185	35,300	1,064,664	54,768	1,103,849	1,158,618
Subtotal	216,378	39,185	35,300	7,568,258	251,678	7,607,443	7,859,121

Financial Debt	298,198	94,716	1,385,235	15,918,413	1,683,433	16,013,130	17,696,563

Hedge	-	-	-	-	962	(186,928)	(185,966)

Financial Debt Including Hedge	-	-	-	-	1,684,396	15,826,202	17,510,597
Percentage on total (%)	-	-	-	-	9.6%	90.4%	100%

Of the total indebtedness of R$ 17,511 million in 1Q14, R$ 15,826 million (90.4%) are considered long term and R$ 1,684 million (9.6%) are considered short term. In 1Q13, of the total of R$ 15,693 million, R$ 13,764 million (87.7%) are considered long term and R$ 1,930 million (12.3%) are considered short term.

6.2) Debt Amortization Schedule

Note: Includes hedge (net negative effect of R$ 186 million) and disregard financial charges (ST = R$ 298 million; LT = R$ 95 million), MTM (R$ 90 million) and debt raising and debenture issuance costs (net negative effect of R$ 59 million); In 2015, amortization is from April/2015.

The cash position at the end of 1Q14 has coverage ratio of 3,1x the amortizations of the next 12 months, enough to honor all amortization commitments until around de beginning of 2016. The average amortization term, calculated by this schedule, is 4.03 years.

6.3) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)

Note: (*) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA.

Total debt in IFRS criteria, comprising financial debt, hedge (asset/liability) and debt with the private pension fund, amounted to R$ 17,917 million in 1Q14, growth of 8.1%. The nominal average cost of debt went from 8.4% p.a. in 1Q13 to 9.1% p.a. in 1Q14, due to the increase in the CDI interbank rate (from 6.8% to 8.2%), among other reasons. (accrued rates in the last 12 months)

Debt Profile – IFRS – 1Q13

As a result of the funding operations and amortizations, considering the indexation after hedge, there was an increase in the BNDES-TJLP-indexed portion (from 22.1%, in 1Q13, to 22.2%, in 1Q14) and prefixed-PSI (from 6.9%, in 1Q13, to 7.2%, in 1Q14), and CDI-pegged portion (from 65.0%, in 1Q13, to 67.8%, in 1Q14) and a decrease in the portion tied to the IGP-M/IGP-DI (from 5.8%, in 1Q13, to 2.7%, in 1Q14).

The foreign-currency debt would have come to 15.8% of the total, if banking hedge operations had been excluded. Considering the contracted swap operations, which convert the indexation of debt in foreign-currency to the CDI, the effective foreign-currency debt is 0.01% (which has natural hedge).

The portion of the debt tied to the IGP-M/IGP-DI is related mostly to the debt with the private pension fund.

Note: (*) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA.

6.4) Net Debt and Leverage

IFRS - R$ Thousands	1Q14	1Q13	Var.
Financial Debt (including hedge)	(17,510,597)	(15,693,489)	11.6%
(+) Available Funds	4,242,756	2,772,012	53.1%
(=) Net Debt	(13,267,842)	(12,921,477)	2.7%

Pro forma (*) - R$ Thousands	1Q14	1Q13	Var.
Financial Debt (including hedge)	(16,827,098)	(15,521,637)	8.4%
(+) Available Funds	4,044,126	2,674,807	51.2%
(=) Net Debt	(12,782,972)	(12,846,830)	-0.5%

Note: (*) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA.

In 1Q14, net debt totaled R$ 13,268 million, an increase of 2.7% or R$ 346 million, compared to net debt position at the end of 1Q13 in the amount of R$ 12,921 million. This increase is explained on the following factors:

•         Increase of R$ 1,817 million in the gross indebtedness, as described in the item 6.1;

•         Increase of R$ 1,471 million in the balance of the cash, from R$ 2,772 million in 1Q13 to R$ 4,243 million in 1Q14, mainly explained by:

          (i)        Cash generation of operating activities in the period: +R$ 2,018 million;

         (ii)        Investments in the period: -R$ 1,443 million;

        (iii)        Net funding in the period: +R$ 1,489 million;

        (iv)        Payment of dividends: -R$ 844 million;

         (v)        Public Offering of Shares of Subsidiary (CPFL Renováveis): +R$ 329 million;

        (vi)        Other movements: -R$ 78 million.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent participation of CPFL Energia in each of the projects. Also, include in the calculation of adjusted EBITDA the effects of the CVA – "Account for the Compensation of the Variations of Parcel A" and the historic EBITDA of newly acquired projects. As a result, adjusted net debt totaled R$ 12,783 million and adjusted EBITDA reached R$ 3,570 million, and the adjusted Net Debt / adjusted EBITDA at the end of 1Q14 reached 3.58x.

7) INVESTMENTS

In 1Q14, R$ 240 million were invested in business maintenance and expansion, of which R$ 170 million in distribution, R$ 42.4 million in generation (R$ 42.2 million of CPFL Renováveis and R$ 0.2 million of conventional generation) and R$ 27 million in commercialization and services.

Listed below are some of the main investments made by CPFL Energia in each segment:

         (i)   Distribution:  strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs, among others;

        (ii)   Generation: chiefly focused on Atlântica Wind Complexes, project that went into operation in March 24, 2014, and Macacos I, project completed in April 2014, which await for ANEEL’s dispatch, and Campo dos Ventos, São Benedito and Pedra Cheirosa Wind Complexes, projects still under construction.

Investments Projected by the Group for the Next 5 Years

IFRS – 100% CPFL Renováveis and CERAN (R$ million)

Note: (*) Considers 100% of CPFL Renováveis and CERAN.

Considering the proportional stake in the generation projects, on 1Q14, R$ 30.4 million were invested in generation (R$ 24.8 million of CPFL Renováveis and R$ 5.6 million of conventional generation).

Investments Projected by the Group for the Next 5 Years

Pro-forma – Proportional Stake in the Generation Projects (R$ million)

Note: (*) Considers the proportional stake in the generation projects.

8) DIVIDENDS

On May 08, 2014, dividends for the 2H13 were paid to holders of common shares traded on the BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A. (BM&FBOVESPA). The total declared amount was R$ 568 million, corresponding to R$ 0.590062200 per share.

Adding the amount of R$ 363 million, related to the 1H13 (paid in October 2013), the total declared amount for the full year of 2013 was R$ 931 million, corresponding to R$ 0.967344326 per share.

CPFL Energia's Dividend Yield
	2H11	1H12	2H12	1H13	2H13
Dividend Yield - last 12 months (1)	7.1%	6.1%	4.6%	3.9%	4.8%

Note: (1) Based on the average of the closing quotations in each half year period.

The 2H13 dividend yield, calculated on the average of the closing quotations in the period (R$ 19.80 per share) is 3.0% (4.8% in the last 12 months).

Dividend Distribution – R$ Million

The declared amounts are in line with the Company’s dividend policy, which states that shareholders will receive at least 50% of adjusted half-yearly net income as dividends and/or interest on equity (IOE). CPFL Energia has presented a payout ratio close to 95% since its IPO, respecting the constitution of the legal reserve of 5%.

9) STOCK MARKET

9.1) Share Performance

CPFL Energia, which has a current free float of 30.5% (up to March 31, 2014), is listed on both the BM&FBOVESPA (Novo Mercado) and the NYSE (ADR Level III), segments with the highest levels of corporate governace.

The shares closed the period priced at R$ 18.60 per share and US$ 16.33 per ADR, respectively (closing price on 03/31/2014).

In 1Q14, the shares depreciated 2.6% on the BM&FBOVESPA and valued 1.1% on the NYSE.

In the last twelve months, the shares depreciated 8.1% on the BM&FBOVESPA and 18.7% on the NYSE.

9.2) Average Daily Volume

The daily trading volume in 1Q14 averaged R$ 44.5 million, of which R$ 26.1 million on the BM&FBOVESPA and R$ 18.4 million on the NYSE, 15.6% up compared to 1Q13. The number of trades on the BM&FBOVESPA increased by 59.9%, rising from a daily average of 3,935, in 1Q13, to 6,292, in 1Q14.

9.3) Ratings

In March 2014, Fitch issued a report reaffirming its credit rating for CPFL Energia. Thus, the Company maintains AA + national scale rating with a stable outlook.

The following table shows the evolution of CPFL Energia’s corporate ratings:

Ratings of CPFL Energia - National Scale
Agency		2011	2012	2013	1Q14
Standard & Poor's	Rating	brAA+	brAA+	brAA+	brAA+
	Outlook	Stable	Stable	Stable	Stable
Fitch Ratings	Rating	AA+ (bra)	AA+ (bra)	AA+ (bra)	AA+ (bra)
	Outlook	Stable	Stable	Stable	Stable

       Note: Close-of-period positions.

10) CORPORATE GOVERNANCE

CPFL Energia’s corporate governance model is based on four basic principles: transparency, equity, accountability and corporate responsibility, applied by all the companies in the group.

CPFL Energia is listed on the segments of the highest governance level - the Novo Mercado of the BM&FBovespa and Level III ADRs on the New York Stock Exchange (NYSE). CPFL Energia’s capital stock is composed exclusively of common shares, and ensures 100% tag-along rights in the case of disposal of control.

The Board of Directors’ duties include defining the overall business guidelines and electing the Board of Executive Officers, among other responsibilities determined by the law and the Company’s Bylaws. Its rules were defined in the Board of Directors’ internal rules document. The Board is composed of one independent member and six members nominated by the controlling shareholders and all of them carry a one-year term of office reelection being admitted. It normally meets once a month but may be convened whenever necessary. The Chairman and the Vice-Chairman are elected among the Board of Directors’ members and no member may serve on the Board of Executive Officers.

The Board of Directors constituted three committees and defined their competences in a sole Internal Rules. They are: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as: corporate governance, strategy, budgets, energy purchase, new operations and financial policies.

CPFL Energia maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee foreseen in the Sarbanes Oxley Act and pursuant to the rules of the Securities and Exchange Commission (SEC). The Fiscal Council rules were defined in its Internal Rules document and in the Fiscal Council Guide.

The Board of Executive Officers is comprised of six Executive Officers, all with a two-year term of office, with reelection admitted. The Executive Officers represent the Company and manage its business in accordance with the lines of direction defined by the Board of Directors. The Chief Executive Officer is responsible for nominating the other statutory Executive Officers.

The guidelines and set of documents related to Corporate Governance are available at the Investor Relations website www.cpfl.com.br/ir.

11) CURRENT SHAREHOLDERS STRUCTURE – 03/31/2014

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

Notes:

(1) Controlling shareholders;

(2) Includes the 0.1% stake of Camargo Corrêa S.A.;

(3) Includes the 0,2% stake of Petros e Sistel pension funds;

(4) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas.

12) PERFORMANCE OF THE BUSINESS SEGMENTS

12.1) Distribution Segment

12.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (Pro-forma - R$ Thousands)
	1Q14	1Q13	Var.
Gross Operating Revenue (IFRS)(1)	4,108,108	3,830,595	7.2%
Adjusted Gross Operating Revenue(1)	4,112,311	3,924,003	4.8%
Net Operating Revenue (IFRS)(1)	2,906,940	2,657,310	9.4%
Adjusted Net Operating Revenue(1)	2,928,581	2,730,436	7.3%
Cost of Electric Power	(2,222,228)	(1,505,974)	47.6%
Operating Costs & Expenses	(682,821)	(785,219)	-13.0%
EBIT	186,461	624,745	-70.2%
EBITDA (IFRS)(2)	300,078	733,538	-59.1%
Adjusted EBITDA(3)	532,179	660,243	-19.4%
Financial Income (Expense)	(56,991)	(18,375)
Income Before Taxes	129,470	606,370	-78.6%
Net Income (IFRS)	77,047	397,930	-80.6%
Adjusted Net Income(4)	251,012	351,023	-28.5%

Notes:

(1)    Excludes Construction Revenue;

(2)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12;

(3)    Adjusted EBITDA considers, besides the items mentioned above, the regulatory assets and liabilities and excludes the non-recurring effects;

(4)    Adjusted Net Income considers the regulatory assets and liabilities and excludes the non-recurring effects;

(5)    The distributors’ financial performance tables are attached to this report in item 13.9.

Operating Revenue

Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue amounted to 4,108 million, an increase of 7.2% (R$ 278 million).

The upturn in gross operating revenue was mainly caused by the following factors:

•        Increase of 9.0% in the sales volume to the captive market, in the amount of R$ 308 million (market + mix);

•        Increase of R$ 81 million in the resources from the CDE;

•        Increase of R$ 1 million in Electricity Sales to Distributors;

•        Increase of R$ 55 million in Other Revenues;

Partially offset by:

•        Negative average tariff adjustment in the distribution companies for the period between 1Q13 and 1Q14, in the amount of R$ 139 million, due to the tariff reviews and readjustments and the effects of PM 579/2012 (converted into Law 12,783 in January 2013), through which ANEEL approved the result of the extraordinary tariff review ("RTE") of 2013, applied to the consumption as of January 24, 2013. The electric energy quotas of the generating plants that renewed their concession contracts were incorporated in this extraordinary review. The total of energy coming from these plants was divided into quotas for the distributors. The effects of extinctions of RGR and CCC, and the reductions of CDE and transmission costs were also computed;

•        Reduction of R$ 28 million in the gross revenue of TUSD from free customers.

Deductions from the gross operating revenue were R$ 1,201 million, representing an increase of 2.4% (R$ 28 million), due to the following increases:

            (i)        of 2.4% in ICMS tax (R$ 17 million);

           (ii)        of 8.7% in PIS and COFINS taxes (R$ 28 million);

          (iii)        of 30.0% in the CDE sector charge (R$ 12 million);

         (iv)        of 4.5% in the R&D and Energy Efficiency Program (R$ 1 million);

          (v)        of 16.1% in Proinfa (R$ 3 million);

These increases were partially offset:

         (vi)        by the reduction of 100.0% in the CCC sector charge (R$ 34 million).

The increase in PIS and COFINS was impacted by non-recurring effect of R$ 13 million related to compensation for the difference in the effective and real rates of the two taxes. Excluding this effect, deductions from the gross revenue were R$ 1,188 million, representing an increase of 1.2% (R$ 15 million).

Net operating revenue (IFRS) reached R$ 2,907 million in 1Q14, representing an increase of 9.4% (R$ 250 million). Adjusted net operating revenue totalized R$ 2,929 million in 1Q14, an increase of 7.3%.

Cost of Electric Power

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 2,222 million in 1Q14, representing an increase of 47.6% (R$ 716 million):

•         The cost of electric power purchased for resale in 1Q14 was R$ 2,045 million, representing an increase of 46.5% (R$ 649 million), due to the following effects:

          (i)        Increase of 695.8% in the cost of energy purchased in the short term (R$ 1,178 million), due to the increases of 240.0% in the volume of purchased energy (1,390 GWh) and of 134.1% in the average purchase price;

         (ii)        Increase of 16.0% in the cost of energy from Itaipu (R$ 47 million), mainly due to the 18.2% increase in the average purchase price, partially offset by the decrease of 1.8% (47 GWh) in the volume of purchased energy;

        (iii)        Increase of 6.9% in the PROINFA cost (R$ 4 million), due to the increase of 7.3% in the average purchase price, partially offset by the decrease of 0.4% (1 GWh) in the volume of purchased energy;

        (iv)        Increase of 15.5% in the cost of energy purchased in the regulated environment (R$ 223 million), caused by the increase of 19.1% in the average purchase price, partially offset by the reduction of 3.0% (257 GWh) in the volume of purchased energy;

Partially offset by:

         (v)        Increase of 170.9% (R$ 738 million) in the resources from the CDE (cost reducer);

        (vi)        Increase of 46.5% (R$ 66 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase.

•      Charges for the use of the transmission and distribution system reached R$ 177 million in 1Q14, a 61.7% increase (R$ 67 million), due to the following factors:

            (i)        Reduction of 100.0% (R$ 266 million) in the resources from the CDE (cost reducer);

           (ii)        Increase of 14.9% in the basic network charges (R$ 17 million);

Partially offset by:

          (iii)        Reduction of 85.0% in the system service usage charges – ESS (R$ 207 million);

         (iv)        Reduction of 33.2% in the charges for the use of the distribution system (R$ 2 million);

          (v)        Reduction of 61.7% in PIS and Cofins tax credits (cost reducer), generated from the charges (R$ 7 million).

The increase in charges for the use of the transmission and distribution system was impacted by non-recurring  effect of R$ 14 million related to relocation of costs with basic network losses basic network established by the CCEE.

Operating Costs and Expenses

Operating costs and expenses were R$ 683 million in 1Q14, registering a reduction of 13.0% (R$ 102 million), due to the following factors:

•         Reduction of 28.6% (R$ 74 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 185 million in 1Q14, has its counterpart in the “operating revenue”;

•         Reduction of 40.8% (R$ 8 million) in the Private Pension Fund item, due to the expected estimated impact on actuarial assets and liabilities, according to CVM Deliberations Nos. 371/00 and 600/09, as shown in the Actuarial Report;

•         The PMSO item, that reached R$ 373 million in 1Q14, compared to R$ 397 million in 1Q13, registering a reduction of 6.3% (R$ 25 million), mainly due to the following factor (that need to be excluded for comparison purposes with the 1Q13):

            (i)        Non-recurring  increase of 1Q13 in the legal and judicial expenses and indemnities (R$ 73 million);

           (ii)        Other adjustments related to the provision for contingencies of R$ 24 million in 1Q14.

Excluding this effect, PMSO for 1Q14 would have totaled R$ 349 million, compared to R$ 324 million in 1Q13, an increase of 7.7% (R$ 25 million).

The principal factors explaining the variation in PMSO, following the exclusion of the effect already mentioned were:

            (i)        Personnel expenses, which reported an increase of 8.5% (R$ 11 million), mainly due to the 2013 Collective Bargaining Agreement, that readjusted the wages by 6.9% in the average, and lower investments during the quarter, reducing personnel costs capitalization;

           (ii)        Out-sourced services expenses, which registered an increase of 7.0% (R$ 7 million):

✓  In CPFL Paulista (R$ 4 million) and in CPFL Piratininga (R$ 2 million), mainly due to the increase in the expenses with hardware/software maintenance;

          (iii)        Other operating costs/expenses, which registered an increase of 9.5% (R$ 7 million).

Partially offset by:

•         Depreciation and Amortization, which represented a net increase of 4.4% (R$ 5 million).

Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented net receivables of R$ 181 million in 1Q14 and net payables of R$ 147 million in 1Q13 (impact in EBITDA). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

EBITDA

EBITDA (IFRS) reached R$ 300 million in 1Q14, registering a reduction of 59.1% (R$ 433 million).

Considering the regulatory assets and liabilities and excluding the non-recurring effects and other adjustments, the Adjusted EBITDA totaled R$ 532 million in 1Q14 compared to R$ 660 million in 1Q13, a reduction of 19.4% (R$ 128 million).

Financial Result

The 1Q14 net financial expense was R$ 57 million, compared to the net financial expense of R$ 18 million in 1Q13 (R$ 39 million).

The items explaining these changes are as follows:

  (i)       Financial Revenues: increase of 28.8% (R$ 36 million), from R$ 125 million in 1Q13 to R$ 161 million in 1Q14, mainly due to the following factors:

✓  Increase in the income from financial investments (R$ 12 million), due to the increase in the CDI Interbank rate;

✓  Increase in the tax credits update (R$ 4 million);

✓  Increase in the judicial deposits update (R$ 6 million);

✓  Increase in the Financial Revenue in the Distribution Companies due to the adjustment for distibutors’ financial asset (R$ 27 million) (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa);

Partially offset by:

✓  Reduction in the accruals and delinquent fines (R$ 5 million);

✓  Reduction in the monetary and foreign exchange update (R$ 3 million);

✓  Reduction of the discount in the ICMS tax credit (R$ 4 million).

 (ii)       Financial Expenses: increase of 52.1% (R$ 75 million), from R$ 143 million in 1Q13 to R$ 218 million in 1Q14, mainly due to the following factors:

✓  Increase in the debt charges (R$ 14 million), due to the increase in the CDI Interbank rate;

✓  Increase in the monetary and foreign exchange update (R$ 50 million), mainly due to the non-recurring effect of R$ 26 million related to the mark to market of the funding of financing (through Law No. 4131/62);

✓  Others (R$ 11 million).

Net Income

Net income (IFRS) in 1Q14 was R$ 77 million, registering a reduction of 80.6% (R$ 321 million).

Considering the regulatory assets and liabilities and excluding the non-recurring effects and other adjustments, the Adjusted Net Income totaled R$ 251 million in 1Q14, compared to R$ 351 million in 1Q13, a reduction of 28.5% (R$ 100 million).

12.1.2) Annual Tariff Adjustment

Dates of Tariff Adjustments
Distribution Company	Date
CPFL Piratininga	October 23th
CPFL Santa Cruz	February 3rd
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd
CPFL Paulista	April 8th
RGE	June 19th

CPFL Piratininga

Aneel Ratifying Resolution No. 1,638 of October 22, 2013 readjusted electric energy tariffs of CPFL Piratininga by 7.42%, being 9.69% related to the Tariff Readjustment and -2.27% as financial components outside the Tariff Readjustment, corresponding to an average effect of 6.91% on consumer billings. The calculation took into account the change in the Tariff Readjustment referring to 2012, from 8.79% to 8.08%. The new tariffs came into force on October 23, 2013.

CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On February 03, 2014, Aneel published in the Federal Official Gazette, the 2014 Annual Tariff Readjustment Indexes for the CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa distributors, as shown in the table below:

Annual Tariff Adjustment (RTA)	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz
Ratifying Resolution	1,679	1,677	1,680	1,681	1,682
Economic Adjustment	2.00%	-3.16%	1.17%	-4.74%	9.89%
Financial components	-4.07%	-2.35%	-4.90%	-2.93%	4.97%
Tariff adjustment	-2.07%	-5.51%	-3.73%	-7.67%	14.86%
Average effect	-9.53%	0.43%	3.70%	-5.32%	26.00%

These adjustments were applied to the tariffs set in Extraordinary Tariff Review mentioned in the item "12.1.4." The new tariffs came into force on February 03, 2013.

CPFL Paulista

Aneel Ratifying Resolution No. 1,701 of April 07, 2014 readjusted electric energy tariffs of CPFL Paulista by 17.18%, being 14.56% related to the Tariff Readjustment and 2.62% as financial components outside the Tariff Readjustment, corresponding to an average effect of 6.91% on consumer billings. The calculation took into account the change in the Periodic Tariff Review referring to 2013, from 4.53% to 4.67%. The new tariffs came into force on April 08, 2013.

12.1.3) 2013 Extraordinary Tariff Adjustment (RTE)

As established by Law No. 12,783/2013, all distribution companies have adopted new electric energy tariffs from January 24, 2013, in order to comprise the effects promoted by the renewal of concessions for generation and transmission assets and the reduction of sector charges over energy prices.

The extraordinary tariff adjustments are stated per distributor in the following table:

Extraordinary Tariff Adjustment (RTE)	RGE	CPFL Paulista	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz	CPFL Piratininga
Economic Adjustment	-12.0%	-15.3%	-7.6%	-18.4%	-25.4%	-17.2%	-6.8%	-11.3%
Financial components	0.7%	-0.5%	1.8%	0.0%	0.1%	2.3%	3.7%	1.1%
Tariff adjustment	-11.4%	-15.8%	-5.8%	-18.4%	-25.4%	-14.9%	-3.1%	-10.2%
Average effect	-22.8%	-20.4%	-24.4%	-23.8%	-25.3%	-26.4%	-23.7%	-26.7%

12.1.4) Operating Performance of the Distribution Segment

The Group continues its strategy of encouraging the dissemination and sharing of best management and operational practices among the distribution companies, with the intention of raising operating efficiency and improving the quality of client service.

Below we are presenting the results achieved by the distribution companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The DEC index (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The FEC index (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year.

Annualized DEC and FEC (1Q13)
Empresa	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Indicador
DEC	7.74	6.55	11.14	5.69	7.54	4.59	10.14	5.54
FEC	5.20	4.40	6.92	6.04	5.33	4.60	8.00	5.82

Annualized DEC and FEC (1Q14)
Empresa	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Indicador
DEC	6.87	7.59	17.61	7.37	6.69	6.03	10.09	5.66
FEC	4.80	4.71	8.84	6.88	5.53	5.11	7.72	6.16

12.2) Commercialization and Services Segment

Consolidated Income Statement - Commercialization and Services (Pro-forma - R$ Thousands)
	1Q14	1Q13	Var.
Gross Operating Revenue	627,009	639,188	-1.9%
Net Operating Revenue	557,308	565,979	-1.5%
EBITDA (IFRS)(1)	76,984	21,519	257.8%
Net Income (IFRS)	51,234	14,866	244.6%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and business combination, as CVM Instruction no. 527/12.

Operating Revenue

In 1Q14, gross operating revenue reached R$ 627 million, representing a decrease of 1.9% (R$ 12 million), while net operating revenue down by 1.5% (R$ 9 million) to R$ 557 million.

EBITDA

In 1Q14, EBITDA totaled R$ 77 million, up by 257.8% (R$ 55 million).

Net Income

In 1Q14, net income amounted to R$ 51 million, an increase of 244.6% (R$ 36 million).

12.3) Conventional Generation Segment

12.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation (Pro-forma - R$ Thousands)
	1Q14	1Q13	Var.
Gross Operating Revenue (IFRS)	283,022	233,107	21.4%
Adjusted Gross Operating Revenue(1)	610,327	434,366	40.5%
Net Operating Revenue (IFRS)	268,394	219,697	22.2%
Cost of Electric Power (IFRS)	(22,160)	(42,601)	-48.0%
Operating Costs & Expenses (IFRS)	(52,285)	(51,975)	0.6%
EBIT (IFRS)	193,949	125,121	55.0%
EBITDA (IFRS)(2)	296,815	154,890	91.6%
Adjusted EBITDA (1)	393,291	294,940	33.3%
Financial Income (Expense) (IFRS)	(93,013)	(63,267)	47.0%
Income Before Taxes (IFRS)	172,012	58,539	193.8%
Net Income (IFRS)	140,215	37,146	277.5%
Adjusted Net Income(1)	145,823	90,384	61.3%

Notes:

(1)    Proportionate Consolidation of Conventional Generation (Ceran, Baesa, Enercan, Foz do Chapecó and Epasa) and excludes the non-recurring effects;

(2)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and business combination;

(3)    Adjusted EBITDA  considers, besides the items mentioned above, the Proportionate Consolidation of Conventional Generation (Ceran, Baesa, Enercan, Foz do Chapecó and Epasa) and excludes the non-recurring effects;

Operating Revenue

In 1Q14, Gross Operating Revenue (IFRS) reached R$ 283 million, representing an increase of 21.4% (R$ 50 million), while Net Operating Revenue (IFRS) moved up by 22.2% (R$ 49 million) to R$ 268 million.

The variation in the gross operating revenue is mainly due to the following factors:

     (i)        Increase in seasonality of physical guarantee in the amount of R$ 41 million;

    (ii)        Revenue increment arising mainly from the increase in price between CPFL Geração e Furnas and CPFL Paulista ($ 8 million).

Considering the proportional stake in the generation projects, the Adjusted Gross Operating Revenue reached R$ 610 million, representing an increase of 40.5% (R$ 176 million), while Adjusted Net Operating Revenue moved up by 40.9% (R$ 165 million) to R$ 568 million.

Cost of Electric Power

In 1Q14, the cost of electric power decreased 48% (R$ 20 million) to R$ 22 million, due mainly to the following factors:

    (i)        Reduction of R $ 17 million in Ceran and Jaguari Geração in the cost of electricity purchased for resale referring to the largest generation within the MRE, this reduction is mainly due to GSF in January/2013 that was 25%;

   (ii)        Lowest price in purchasing electric power of Baesa (R$ 4 million).

Operating Costs and Expenses

The operating costs and expenses reached R$ 52.3 million in 1Q14, compared to R$ 52 million in 1Q13, an increase of 0.6% (R$ 0.3 million), mainly due to the following factors:

  (i)   The PMSO item reached R$ 21 million, an increase of R$ 2 million, mainly due to the following factors:

✓  Increase in expenses with CFURH (Financial Compensation for the Usage of Hydric Resources) due to the higher volume of generated energy by power plants, in Jagiuari Geração e Ceran (R$ 1  million);

✓  Increase of expenses with outsourced services in the amount of R$ 0.5 million;

✓  Increase in Other (R$ 0.4 million);

 (ii)   The Depreciation and Amortization item reached R$ 27 million, a reduction of 5.3% (R$ 2 million), compared to 1Q13 (R$ 29 million).

EBITDA

In 1Q14, EBITDA (IFRS) was R$ 297 million, an increase of 91.6% (R$ 142 million), compared to R$ 155 million in 1Q13. In 1Q14, Adjusted EBITDA was R$ 393 million, an increase of 33.3% (R$ 98 million), compared to R$ 295 million in 1Q13. This result is due the strategy of allocating a larger portion of the assured energy in the early months of the year.

Financial Result

In 1Q14, net financial result was an expense of R$ 93 million, representing an increase of 47% (R$ 30 million) compared to 1Q13. Regarding this variation, the Financial Expenses moved from R$ 69 million in 1Q13 to R$ 106 million in 1Q14 (R$ 37 million increase), while the Financial Revenues moved from R$ 6 million in 1Q13 to R$ 13 million in 1Q14 (R$ 7 million increase).

Net Income

In 1Q14, net income (IFRS) was R$ 140 million, compared to R$ 37 million in 1Q13, an increase of 277.5% (R$ 103 million). In 1Q14, Adjusted Net Income was R$ 146 million, compared to R$ 90 million in 1Q13, an increase of 61.3% (R$ 55 million).

12.4) CPFL Renováveis

12.4.1) Economic-Financial Performance

Consolidated Income Statement - CPFL Renováveis (Pro-forma - R$ Thousands)
	1Q14	1Q13	Var.
Gross Operating Revenues (IFRS)	308,469	244,624	26.1%
Net Operating Revenues	288,907	228,986	26.2%
Cost of Electric Power	(126,998)	(43,209)	193.9%
Operating Costs & Expenses	(143,206)	(130,129)	10.0%
EBIT	18,703	55,648	-66.4%
EBITDA (IFRS)(1)	119,273	140,314	-15.0%
Adjusted EBITDA(2)	112,594	108,810	3.5%
Financial Income (Expense)	(68,206)	(65,673)	3.9%
Income Before Taxes	(49,503)	(10,024)	393.8%
Net Income (IFRS)	(54,325)	(15,157)	258.4%
Adjusted Net Income(2)	10,458	10,863	-3.7%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, pursuant to CVM Instruction 527/12;

(2)    Proportional participation - Non-recurring.

Comments to CPFL Renováveis’ Financial Statements

In 1Q14, the variations in the Financial Statements of CPFL Renováveis are mainly due to the factors described bellow. These factors are partially offset by the amounts eliminated during the consolidation of CPFL Renováveis in CPFL Energia.

     (i)       The beginning of operations of Coopcana biomass Thermal Power Plant (50MW) in August 2013;

    (ii)       The beginning of operations of Campo dos Ventos II Wind farms (30MW) in September 2013;

   (iii)       The beginning of the revenues by availability of Complexo Atlântica wind farms (120 MW) since September 2013;

   (iv)       The beginning of operations of Alvorada biomass Thermal Power Plant (50MW) in November 2013;

    (v)       The beginning of the revenues by availability of Complexo Rosa dos Ventos wind farms (13.7 MW) since Feberary 2014.

Operating Revenue

In 1Q14, gross operating revenue reached R$ 308 million, representing an increase of 26.1% (R$ 64 million), while net operating revenue moved up by 26.2% (R$ 60 million) to R$ 289 million. The increase occurred, mainly, due to the plants that began their sales in the period (mentioned above), plus the annual adjustment of contracts based on the IGP-M or IPCA that occurred throughout the period.

Cost of Electric Power

In 1Q14, the cost of electric power increased 193.9% (R$ 84 million) to R$ 127 million. This increase was a result of non-recurring  factors mentioned below:

            (i)        Extraordinary purchase of energy to meet Atlantic wind farm sales contract, whose last park became operational in March 2014, amounting to R $ 26.4 million in 1Q14;

           (ii)        Purchase of energy to meet 3 SHPP sales contract that in 2014 weren’t part of MRE (Três Saltos, Americana e Socorro), a total additional cost of R$ 39.2 million, due to lack of rain, which impacted the generation of energy from these plants;

          (iii)        Implementation of GSF in the amount of R$ 6.5 million in 1Q14, while in 1Q13 this cost was R$ 32.4 million. Unfavorable hydrological conditions at the beginning of 2014 and 2013 led to the implementation of GSF and hence the need to buy power generators for several MRE participants.

Operating Costs and Expenses

In 1Q14, operating costs and expenses reached R$ 143 million, an increase of R$ 13 million, as follows:

    (i)        PMSO reached the amount of R$ 43 million in the 1Q14, a decrease of 6.2%, R$ 3 million, due mainly to:

✓  reduction in expenses with outsourced services, particularly expenses related to consulting expenses of R$ 1.2 million;

✓  and reduction in Others, due to provision of credit for doubtful accounts for agents that were removed from CCEE, in the amount of R$ 1.6 million, registrated in 1Q13 that did not happened again in 1Q14.

   (ii)        Depreciation and Amortization higher in 1Q14, in the amount of R$ 15 million, an increase of 29.2% compared to 1Q13. This variation is explaned mainly by the following factors:

✓  An increase of R$ 7.1 million due to the depreciation of the assets that went into operation in 2013;

✓  An increase due to the review of useful lives of assets, in the amount of R$ 5.3 million. This review have an effect in 2013, which has been recognized since 4Q13.

EBITDA

In 1Q14, EBITDA (IFRS) was R$ 119 million, a decrease of 15.0% (R$ 21 million).

Consedering proportional participation and excluding the non-recurring effects, the Adjusted EBITDA would have totaled R$ 113 million in 1Q14 compared to R$ 109 million in 1Q13, an increase of R$ 4 million.

Financial Result

In 1Q14, the net financial expense was R$ 68 million, an increase of R$ 3 million comparing with 1Q13, due to a additional financial expense (R$ 12 million) and the additional financial revenue (R$ 10 million).

Net Income

In 1Q14, net income (IFRS) was R$ 54.3 million, compared to a net loss of R$ 15.2 million in 1Q13.

Consedering proportional participation and excluding the non-recurring effects, the Adjusted Net Income would have totaled R$ 10.5 million in 1Q14 compared to R$ 10.9 million in 1Q13, a decrease of R$ 0.4 million (3.7%).

12.4.2) Status of Generation Projects

On the date of this report, the portfolio of projects of CPFL Renováveis totaled 1,417 MW of operating installed capacity and 384 MW of capacity under construction. The operational power plants comprises 35 Small Hydroelectric Power Plants – SHPPs (327 MW), 22 Wind Farms (719 MW), 8 Biomass Thermoelectric Power Plants (370 MW) and 1 Solar Power Plant (1 MW). Still under construction there are 15 Wind Farms (384 MW).

Additionally, CPFL Renováveis owns wind and SHPP projects under development totaling 3,767 MW, representing a total portfolio of 5,567 MW.

The table below illustrates the overall portfolio of assets in operation, construction and development, and its installed capacity on this date:

CPFL Renováveis - portfolio
In MW	SHPP	Wind	Biomass	Solar	TOTAL
Operating	327	719	370	1	1,417
Under construction	-	384	-	-	384
Under development	626	3,141	-	-	3,767
TOTAL	953	4,244	370	1	5,567

Macacos I Wind Farms

Macacos I Complex Wind Farms (Macacos, Pedra Preta, Costa Branca and Juremas), located at Rio Grande do Norte State, are under construction. Start-up is scheduled for 2Q14. The installed capacity is of 78.2 MW and the assured energy is of 37.5 average-MW. The energy was sold in Alternative Sources Auction held in August 2010 (price: R$ 152.60/MWh – December 2012).

Campo dos Ventos Wind Farms

Campo dos Ventos Complex Wind Farms (Campo dos Ventos I, III and V), located at Rio Grande do Norte State, are under construction. Start-up is scheduled for 1H16. The installed capacity is of 82 MW and the assured energy is of 40.2 average-MW.

São Benedito Wind Farms

São Benedito Complex Wind Farms (Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica, Santa Úrsula, São Domingos and Ventos de São Martinho), located at Rio Grande do Norte State, are under construction. Start-up is scheduled for 2H16. The installed capacity is of 172 MW and the assured energy is of 89.0 average-MW.

Pedra Cheirosa Wind Farms

Pedra Cheirosa Wind Farms (Pedra Cheirosa I and II), located at Ceará State, are under construction. Start-up is scheduled for 1Q18. The installed capacity is of 51.3 MW and the assured energy is of 26.1 average-MW.

13) ATTACHMENTS

13.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	03/31/2014	12/31/2013	03/31/2013

CURRENT
Cash and Cash Equivalents	4,242,756	4,206,422	2,772,012
Consumers, Concessionaries and Licensees	2,225,166	2,007,789	2,012,409
Dividend and Interest on Equity	55,265	55,265	55,033
Financial Investments	14,439	24,806	7,290
Recoverable Taxes	243,746	262,433	238,373
Derivatives	56	1,842	642
Materials and Supplies	22,063	21,625	34,516
Leases	12,013	10,757	9,429
Concession Financial Assets	-	-	34,444
Other Credits	1,824,755	673,383	1,328,396
TOTAL CURRENT	8,640,259	7,264,323	6,492,543

NON-CURRENT
Consumers, Concessionaries and Licensees	143,763	153,854	152,676
Affiliates, Subsidiaries and Parent Company	87,682	86,655	43,134
Judicial Deposits	1,139,048	1,143,179	1,095,862
Recoverable Taxes	167,684	173,362	194,394
Derivatives	194,677	316,648	439,995
Deferred Taxes	1,219,861	1,168,706	1,168,273
Leases	39,350	37,817	35,279
Concession Financial Assets	2,935,915	2,787,073	2,485,009
Investments at Cost	116,654	116,654	116,654
Other Credits	298,995	296,096	312,374
Investments	1,147,199	1,032,681	1,013,027
Property, Plant and Equipment	7,743,348	7,717,419	7,337,041
Intangible	8,705,508	8,748,328	9,129,463
TOTAL NON-CURRENT	23,939,685	23,778,473	23,523,179

TOTAL ASSETS	32,579,944	31,042,796	30,015,723

13.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2014	12/31/2013	03/31/2013

CURRENT
Suppliers	2,440,119	1,884,693	1,850,618
Accrued Interest on Debts	81,820	125,829	146,396
Accrued Interest on Debentures	216,378	162,134	141,376
Loans and Financing	1,349,935	1,514,626	1,331,532
Debentures	35,300	34,872	310,616
Employee Pension Plans	80,343	76,810	57,374
Regulatory Charges	44,197	32,379	41,592
Taxes, Fees and Contributions	429,760	318,063	359,102
Dividend and Interest on Equity	21,118	21,224	26,450
Accrued Liabilities	75,152	67,633	76,704
Derivatives	1,019	-	512
Public Utilities	3,823	3,738	3,515
Other Accounts Payable	677,259	663,529	627,756
TOTAL CURRENT	5,456,224	4,905,531	4,973,541

NON-CURRENT
Suppliers	-	-	-
Accrued Interest on Debts	55,531	43,396	41,316
Accrued Interest on Debentures	39,185	32,177	-
Loans and Financing	8,350,156	7,546,144	7,452,862
Debentures	7,568,258	7,562,219	6,708,760
Employee Pension Plans	326,060	350,640	827,140
Taxes, Fees and Contributions	26,808	32,555	-
Deferred Taxes	1,116,646	1,117,146	1,145,171
Reserve for Tax, Civil and Labor Risks	475,740	467,996	366,239
Derivatives	7,748	2,950	755
Public Utilities	80,285	79,438	77,098
Other Accounts Payable	119,238	103,886	133,592
TOTAL NON-CURRENT	18,165,656	17,338,547	16,752,935

SHAREHOLDERS' EQUITY
Capital	4,793,424	4,793,424	4,793,424
Capital Reserve	285,477	287,630	228,322
Legal Reserve	603,352	603,352	556,481
Reserve of Retained Earnings for Investment	108,987	108,987	326,899
Statutory Reserve - Concession Financial Assets	303,504	265,037	-
Dividends	567,802	567,802	455,906
Other Comprehensive Income	391,137	397,668	13,820
Retained Earnings	144,564	-	411,464
	7,198,246	7,023,899	6,786,317
Non-Controlling Shareholders' Interest	1,759,818	1,774,819	1,502,929
TOTAL SHAREHOLDERS' EQUITY	8,958,064	8,798,718	8,289,246

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	32,579,944	31,042,796	30,015,723

13.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated - IFRS
	1Q14	1Q13	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,755,166	3,585,337	4.74%
Electricity Sales to Distributors	700,955	681,385	2.87%
Revenue from building the infrastructure	188,770	258,629	-27.01%
Other Operating Revenues(1)	570,931	446,637	27.83%
	5,215,823	4,971,987	4.90%

DEDUCTIONS FROM OPERATING REVENUES	(1,288,513)	(1,256,561)	2.54%
NET OPERATING REVENUES	3,927,309	3,715,427	5.70%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,359,960)	(1,779,158)	32.64%
Electricity Network Usage Charges	(192,284)	(121,955)	57.67%
	(2,552,244)	(1,901,112)	34.25%
OPERATING COSTS AND EXPENSES
Personnel	(196,670)	(177,981)	10.50%
Material	(27,883)	(24,971)	11.66%
Outsourced Services	(119,355)	(122,317)	-2.42%
Other Operating Costs/Expenses	(114,416)	(161,175)	-29.01%
Cost of building the infrastructure	(188,770)	(258,629)	-27.01%
Employee Pension Plans	(12,041)	(20,530)	-41.35%
Depreciation and Amortization	(206,955)	(186,407)	11.02%
Amortization of Concession's Intangible	(71,644)	(74,492)	-3.82%
	(937,733)	(1,026,502)	-8.65%

EBITDA	787,301	1,054,967	-25.37%

EBIT	437,333	787,812	-44.49%

FINANCIAL INCOME (EXPENSE)
Financial Income	228,686	155,463	47.10%
Financial Expenses	(451,592)	(299,111)	50.98%
	(222,905)	(143,648)	55.17%

EQUITY ACCOUNTING
Equity Accounting	71,075	6,256	1036.07%
Assets Surplus Value Amortization	295	-
	71,370	6,256	1040.79%

INCOME BEFORE TAXES ON INCOME	285,502	650,420	-56.10%

Social Contribution	(30,429)	(66,346)	-54.14%
Income Tax	(80,672)	(178,772)	-54.87%

NET INCOME	174,401	405,302	-56.97%
Controlling Shareholders' Interest	176,496	405,587	-56.48%
Non-Controlling Shareholders' Interest	(2,094)	(285)	635.45%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

13.4) Income Statement – CPFL Energia (Managerial)

(Pro forma - R$ thousands)

Consolidated - Pro forma
	1Q14	1Q13	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,759,369	3,678,744	2.19%
Electricity Sales to Distributors	775,735	668,395	16.06%
Revenue from building the infrastructure	188,770	258,629	-27.01%
Other Operating Revenues(1)	570,844	446,818	27.76%
	5,294,718	5,052,586	4.79%

DEDUCTIONS FROM OPERATING REVENUES	(1,278,769)	(1,277,168)	0.13%
NET OPERATING REVENUES	4,015,949	3,775,419	6.37%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,953,507)	(1,729,804)	12.93%
Electricity Network Usage Charges	(199,777)	(255,600)	-21.84%
	(2,153,284)	(1,985,404)	8.46%
OPERATING COSTS AND EXPENSES
Personnel	(192,351)	(175,127)	9.84%
Material	(135,526)	(44,472)	204.74%
Outsourced Services	(116,855)	(118,744)	-1.59%
Other Operating Costs/Expenses	(130,547)	(91,871)	42.10%
Cost of building the infrastructure	(188,770)	(258,629)	-27.01%
Employee Pension Plans	(12,041)	(20,530)	-41.35%
Depreciation and Amortization	(206,258)	(192,095)	7.37%
Amortization of Concession's Intangible	(58,544)	(62,649)	-6.55%
	(1,040,892)	(964,117)	7.96%

EBITDA	1,085,622	1,080,642	0.46%

EBIT	821,773	825,898	-0.50%

FINANCIAL INCOME (EXPENSE)
Financial Income	233,114	167,971	38.78%
Financial Expenses	(431,777)	(318,790)	35.44%
	(198,663)	(150,819)	31.72%

EQUITY ACCOUNTING

INCOME BEFORE TAXES ON INCOME	622,157	675,079	-7.84%

Social Contribution	(60,630)	(66,139)	-8.33%
Income Tax	(165,991)	(179,468)	-7.51%

NET INCOME	395,536	429,472	-7.90%

   Note: (1) TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

13.5) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	1Q14	Last 12M

Beginning Balance	4,206,422	2,772,012

Net Income Before Taxes	285,503	1,154,283

Depreciation and Amortization	278,599	1,072,931
Interest on Debts and Monetary and Foreign Exchange Restatements	328,484	1,399,596
Accounts Receivable - Resources Provided by the CDE	(1,094,756)	(427,612)
Suppliers	555,423	589,499
Accounts Payable - Resources Provided by the CDE	(5,640)	3,606
Interest on Debts Paid	(283,477)	(1,191,501)
Income Tax and Social Contribution Paid	(178,246)	(504,313)
Others	(155,162)	(78,947)
	(554,775)	863,259

Total Operating Activities	(269,272)	2,017,542

Investment Activities
Acquisition of Equity Interest, Net of Cash Acquired	(67,830)	(67,830)
Acquisition of Property, Plant and Equipment, and Intangibles	(239,757)	(1,442,870)
Others	(26,287)	(10,254)
Total Investment Activities	(333,874)	(1,520,954)

Financing Activities
Subsidiary Stock Public Offering	-	328,500
Loans and Debentures	1,246,746	5,949,304
Principal Amortization of Loans and Debentures, Net of Derivatives	(595,811)	(4,460,645)
Dividend and Interest on Equity Paid	(12,006)	(843,554)
Others	551	551
Total Financing Activities	639,480	974,156

Cash Flow Generation	36,334	1,470,744

Ending Balance - 03/31/2014	4,242,756	4,242,756

13.6) Income Statement – Segment of Conventional Generation

(IFRS - R$ thousands)

Conventional Generation
	1Q14	1Q13	Var %
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	-
Eletricity Sales to Distributors	281,802	229,577	22.75%
Other Operating Revenues	1,220	3,531	-65.45%
	283,022	233,107	21.41%

DEDUCTIONS FROM OPERATING REVENUES	(14,627)	(13,410)	9.08%
NET OPERATING REVENUES	268,394	219,697	22.17%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(17,829)	(38,692)	-53.9%
Eletricity Network Usage Charges	(4,331)	(3,909)	10.8%
	(22,160)	(42,601)	-48.0%
OPERATING COSTS AND EXPENSES
Personnel	(7,343)	(7,189)	2.1%
Material	(197)	(334)	-41.1%
Outsourced Services	(3,733)	(3,235)	15.4%
Other Operating Costs/Expenses	(9,498)	(7,916)	20.0%
Employee Pension Plans	(19)	(217)	-91.1%
Depreciation and Amortization	(27,347)	(28,877)	-5.3%
Amortization of Concession's Intangible	(4,148)	(4,208)	-1.4%
	(52,285)	(51,975)	0.6%

EBITDA IFRS	296,815	154,890	91.6%
Adjusted EBITDA(1)	393,291	294,940	33.3%

EBIT	193,949	125,121	55.0%

FINANCIAL INCOME (EXPENSE)
Financial Income	13,215	6,148	114.9%
Financial Expenses	(106,228)	(69,415)	53.0%
Interest on Equity	-	-
	(93,013)	(63,267)	47.0%

EQUITY ACCOUNTING
Equity Accounting	71,075	(3,316)
Assets Surplus Value Amortization	295	-
	71,370	(3,316)

INCOME BEFORE TAXES ON INCOME	100,936	61,854	63.2%

Social Contribution	(8,447)	(5,637)	49.9%
Income Tax	(23,349)	(15,756)	48.2%

NET INCOME/LOSS IFRS	69,140	40,461	70.9%
Adjusted NET INCOME/LOSS(1)	145,823	90,384	61.3%
Controlling Shareholders' Interest	119,995	31,816	277.2%
Non-Controlling Shareholders' Interest	20,220	5,330	279.4%

Notes: (1) Proportionate Consolidation of Conventional Generation (Ceran, Baesa, Enercan, Foz do Chapecó and Epasa) and excludes the non-recurring effects.

13.7) Income Statement – CPFL Renováveis

(IFRS - R$ thousands)

Consolidated
	1Q14	1Q13	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	-
Eletricity Sales to Distributors	308,226	244,624	26.0%
Other Operating Revenues	243	-	0.0%
	308,469	244,624	26.1%

DEDUCTIONS FROM OPERATING REVENUES	(19,561)	(15,637)	25.1%
NET OPERATING REVENUES	288,907	228,986	26.2%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(115,151)	(32,976)	249.2%
Eletricity Network Usage Charges	(11,847)	(10,233)	15.8%
	(126,998)	(43,209)	193.9%
OPERATING COSTS AND EXPENSES
Personnel	(15,803)	(13,047)	21.1%
Material	(1,499)	(1,944)	-22.9%
Outsourced Services	(18,898)	(21,715)	-13.0%
Other Operating Costs/Expenses	(6,436)	(8,757)	-26.5%
Depreciation and Amortization	(68,025)	(52,659)	29.2%
Amortization of Concession's Intangible	(32,545)	(32,007)	1.7%
	(143,206)	(130,129)	10.0%

EBITDA	119,273	140,314	-15.0%
Adjusted EBITDA(1)	112,594	108,810	3.5%

EBIT	18,703	55,648	-66.4%

FINANCIAL INCOME (EXPENSE)
Financial Income	19,491	9,557	103.9%
Financial Expenses	(87,697)	(75,229)	16.6%
Interest on Equity	-	-	0.0%
	(68,206)	(65,673)	3.9%

INCOME BEFORE TAXES ON INCOME	(49,503)	(10,024)	393.8%

Social Contribution	(2,414)	(2,425)	-0.5%
Income Tax	(2,408)	(2,707)	-11.0%

NET INCOME	(54,325)	(15,157)	258.4%
Adjusted Net Income(1)	10,458	10,863	-3.7%
Controlling Shareholders' Interest	(54,307)	(15,146)	258.6%
Non-Controlling Shareholders' Interest	(18)	(11)	75.01%

Note: (1)  Proportional participation - Non-recurring

13.8) Income Statement – Consolidated Distribution Segment

(Pro-forma, R$ thousands)

Consolidated
	1Q14	1Q13	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	3,526,709	3,361,913	4.90%
Electricity Sales to Distributors	41,771	41,240	1.29%
Revenue from building the infrastructure	184,570	258,629	-28.64%
Other Operating Revenues	539,628	427,443	26.25%
	4,292,678	4,089,224	4.98%

DEDUCTIONS FROM OPERATING REVENUES	(1,201,168)	(1,173,286)	2.38%
NET OPERATING REVENUES	3,091,510	2,915,938	6.02%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,045,336)	(1,396,552)	46.46%
Electricity Network Usage Charges	(176,892)	(109,422)	61.66%
	(2,222,228)	(1,505,974)	47.56%
OPERATING COSTS AND EXPENSES
Personnel	(141,704)	(130,583)	8.52%
Material	(20,214)	(20,410)	-0.96%
Outsourced Services	(109,419)	(102,233)	7.03%
Other Operating Costs/Expenses	(101,275)	(144,260)	-29.80%
Cost of building the infrastructure	(184,570)	(258,629)	-28.64%
Employee Pension Plans	(12,022)	(20,313)	-40.82%
Depreciation and Amortization	(108,522)	(103,306)	5.05%
Amortization of Concession's Intangible	(5,096)	(5,486)	-7.12%
	(682,821)	(785,219)	-13.04%

EBITDA (IFRS)(1)	300,078	733,538	-59.09%
Adjusted EBITDA(2)	532,179	660,243	-19.40%

EBIT	186,461	624,745	-70.15%

FINANCIAL INCOME (EXPENSE)
Financial Income	160,607	124,690	28.80%
Financial Expenses	(217,597)	(143,065)	52.10%
Interest on Equity	-	-	-
	(56,991)	(18,375)	210.16%

INCOME BEFORE TAXES ON INCOME	129,470	606,370	-78.65%

Social Contribution	(14,145)	(55,564)	-74.54%
Income Tax	(38,278)	(152,877)	-74.96%

Net Income (IFRS)	77,047	397,930	-80.64%
Adjusted Net Income(3)	251,012	351,023	-28.49%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12;

(2)    Adjusted EBITDA considers, besides the items mentioned above, the regulatory assets and liabilities and excludes the non-recurring effects and other adjustments;

(3)    Adjusted Net Income considers the regulatory assets and liabilities and excludes the non-recurring effects and other adjustments.

13.9) Economic-Financial Performance – Distributors

(Pro-forma, R$ thousands)

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL PAULISTA
	1Q14	1Q13	Var.
Gross Operating Revenues	2,263,874	2,090,688	8.3%
Net Operating Revenues	1,624,108	1,497,368	8.5%
Cost of Electric Power	(1,220,318)	(636,405)	91.8%
Operating Costs & Expenses	(334,846)	(388,339)	-13.8%
EBIT	68,943	472,623	-85.4%
EBITDA (IFRS)(1)	120,899	522,543	-76.9%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	234,604	330,560	-29.0%
Financial Income (Expense)	(27,320)	(8,230)	232.0%
Income Before Taxes	41,623	464,394	-91.0%
NET INCOME (IFRS)	23,020	306,848	-92.5%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	98,004	184,201	-46.8%

CPFL PIRATININGA
	1Q14	1Q13	Var.
Gross Operating Revenues	1,003,771	921,335	8.9%
Net Operating Revenues	711,078	634,892	12.0%
Cost of Electric Power	(518,647)	(459,191)	12.9%
Operating Costs & Expenses	(146,096)	(148,376)	-1.5%
EBIT	46,335	27,326	69.6%
EBITDA (IFRS)(1)	68,855	48,709	41.4%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	117,611	98,130	19.9%
Financial Income (Expense)	(13,580)	(2,424)	460.3%
Income Before Taxes	32,755	24,902	31.5%
NET INCOME (IFRS)	19,621	14,284	37.4%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	54,602	46,161	18.3%

RGE
	1Q14	1Q13	Var.
Gross Operating Revenues	794,273	857,260	-7.3%
Net Operating Revenues	584,682	621,939	-6.0%
Cost of Electric Power	(381,181)	(323,925)	17.7%
Operating Costs & Expenses	(153,626)	(201,400)	-23.7%
EBIT	49,876	96,613	-48.4%
EBITDA (IFRS)(1)	81,386	127,043	-35.9%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	96,817	128,735	-24.8%
Financial Income (Expense)	(17,988)	(9,512)	89.1%
Income Before Taxes	31,888	87,102	-63.4%
NET INCOME (IFRS)	19,864	57,729	-65.6%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	30,697	58,231	-47.3%

CPFL SANTA CRUZ
	1Q14	1Q13	Var.
Gross Operating Revenues	111,569	95,199	17.2%
Net Operating Revenues	84,455	70,193	20.3%
Cost of Electric Power	(52,626)	(43,988)	19.6%
Operating Costs & Expenses	(23,235)	(21,142)	9.9%
EBIT	8,594	5,063	69.7%
EBITDA (IFRS)(1)	12,003	8,230	45.8%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	12,318	12,561	-1.9%
Financial Income (Expense)	611	779	-21.5%
Income Before Taxes	9,205	5,842	57.6%
NET INCOME (IFRS)	5,701	3,575	59.5%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	6,051	5,536	9.3%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites) considers the regulatory assets and liabilities.

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL LESTE PAULISTA
	1Q14	1Q13	Var.
Gross Operating Revenues	27,696	29,121	-4.9%
Net Operating Revenues	21,007	22,075	-4.8%
Cost of Electric Power	(10,991)	(9,592)	14.6%
Operating Costs & Expenses	(7,711)	(7,473)	3.2%
EBIT	2,306	5,010	-54.0%
EBITDA (IFRS)(1)	3,664	6,386	-42.6%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	4,312	4,869	-11.4%
Financial Income (Expense)	723	(297)	-343.1%
Income Before Taxes	3,029	4,713	-35.7%
NET INCOME (IFRS)	1,872	2,985	-37.3%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	2,250	1,788	25.8%

CPFL SUL PAULISTA
	1Q14	1Q13	Var.
Gross Operating Revenues	36,834	40,157	-8.3%
Net Operating Revenues	26,925	29,916	-10.0%
Cost of Electric Power	(14,896)	(14,096)	5.7%
Operating Costs & Expenses	(7,174)	(8,915)	-19.5%
EBIT	4,854	6,905	-29.7%
EBITDA (IFRS)(1)	6,178	8,085	-23.6%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	6,560	4,144	58.3%
Financial Income (Expense)	652	532	22.5%
Income Before Taxes	5,506	7,437	-26.0%
NET INCOME (IFRS)	3,546	4,838	-26.7%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	3,821	2,147	78.0%

CPFL JAGUARI
	1Q14	1Q13	Var.
Gross Operating Revenues	35,067	34,894	0.5%
Net Operating Revenues	25,120	24,876	1.0%
Cost of Electric Power	(18,384)	(15,221)	20.8%
Operating Costs & Expenses	(5,333)	(4,719)	13.0%
EBIT	1,403	4,935	-71.6%
EBITDA (IFRS)(1)	2,178	5,666	-61.6%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	3,789	2,497	51.7%
Financial Income (Expense)	(865)	372	-332.5%
Income Before Taxes	538	5,308	-89.9%
NET INCOME (IFRS)	223	3,337	-93.3%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	1,272	1,305	-2.6%

CPFL MOCOCA
	1Q14	1Q13	Var.
Gross Operating Revenues	22,607	23,718	-4.7%
Net Operating Revenues	16,898	17,547	-3.7%
Cost of Electric Power	(7,628)	(6,331)	20.5%
Operating Costs & Expenses	(5,121)	(4,947)	3.5%
EBIT	4,149	6,270	-33.8%
EBITDA (IFRS)(1)	4,915	6,874	-28.5%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	5,037	5,497	-8.4%
Financial Income (Expense)	777	405	92.2%
Income Before Taxes	4,927	6,674	-26.2%
NET INCOME (IFRS)	3,199	4,334	-26.2%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	3,259	3,309	-1.5%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites) considers the regulatory assets and liabilities.

13.10) Sales within the Concession Area by Distributor (in GWh)

CPFL Paulista
	1Q14	1Q13	Var.
Residential	2,479	2,214	12.0%
Industrial	2,895	2,929	-1.2%
Commercial	1,556	1,410	10.3%
Others	1,075	981	9.5%
Total	8,004	7,534	6.2%

CPFL Piratininga
	1Q14	1Q13	Var.
Residential	1,131	991	14.1%
Industrial	2,011	2,046	-1.7%
Commercial	660	586	12.6%
Others	288	271	6.2%
Total	4,090	3,895	5.0%

RGE
	1Q14	1Q13	Var.
Residential	652	547	19.1%
Industrial	885	868	2.0%
Commercial	400	350	14.2%
Others	727	638	14.1%
Total	2,664	2,403	10.9%

CPFL Santa Cruz
	1Q14	1Q13	Var.
Residential	95	84	12.8%
Industrial	57	55	4.8%
Commercial	48	44	8.8%
Others	106	83	28.8%
Total	306	265	15.5%

CPFL Jaguari
	1Q14	1Q13	Var.
Residential	23	21	12.0%
Industrial	97	99	-1.3%
Commercial	14	12	12.7%
Others	10	10	4.7%
Total	145	141	2.3%

CPFL Mococa
	1Q14	1Q13	Var.
Residential	19	18	8.1%
Industrial	17	16	2.2%
Commercial	9	8	8.2%
Others	15	13	21.1%
Total	60	55	9.3%

CPFL Leste Paulista
	1Q14	1Q13	Var.
Residential	26	23	10.3%
Industrial	19	21	-8.7%
Commercial	13	12	11.0%
Others	28	20	35.4%
Total	85	76	11.9%

CPFL Sul Paulista
	1Q14	1Q13	Var.
Residential	37	34	9.8%
Industrial	75	48	54.5%
Commercial	16	17	-2.3%
Others	25	22	10.4%
Total	153	121	26.1%

13.11) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	1Q14	1Q13	Var.
Residential	2,479	2,214	12.0%
Industrial	1,021	1,062	-3.9%
Commercial	1,442	1,325	8.8%
Others	1,039	949	9.5%
Total	5,981	5,550	7.8%

CPFL Piratininga
	1Q14	1Q13	Var.
Residential	1,131	991	14.1%
Industrial	559	573	-2.5%
Commercial	595	531	12.0%
Others	275	262	5.2%
Total	2,560	2,358	8.6%

RGE
	1Q14	1Q13	Var.
Residential	652	547	19.1%
Industrial	410	415	-1.3%
Commercial	379	335	13.1%
Others	727	638	14.1%
Total	2,167	1,934	12.1%

CPFL Santa Cruz
	1Q14	1Q13	Var.
Residential	95	84	12.8%
Industrial	46	44	4.6%
Commercial	48	44	8.6%
Others	106	83	28.8%
Total	295	254	15.8%

CPFL Jaguari
	1Q14	1Q13	Var.
Residential	23	21	12.0%
Industrial	79	72	10.5%
Commercial	14	12	12.7%
Others	10	10	4.7%
Total	126	114	10.5%

CPFL Mococa
	1Q14	1Q13	Var.
Residential	19	18	8.1%
Industrial	10	10	0.0%
Commercial	9	8	8.2%
Others	15	13	21.1%
Total	53	48	9.9%

CPFL Leste Paulista
	1Q14	1Q13	Var.
Residential	26	23	10.3%
Industrial	7	7	-5.7%
Commercial	13	12	11.0%
Others	28	20	35.4%
Total	73	62	16.8%

CPFL Sul Paulista
	1Q14	1Q13	Var.
Residential	37	34	9.8%
Industrial	21	21	0.0%
Commercial	16	16	4.1%
Others	25	22	10.4%
Total	99	93	6.8%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 13, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.